TSX.V-DRK

OTCBB-DRKOF

Form 20F File No. 0-30072

PRIVATE PLACEMENT AND OPTIONS SET

November 18, 2004

The Company today announced, subject to regulatory approval, the placement of up to 1,400,000 units at a price of $0.55 per unit to raise a maximum of $770,000 for the ongoing development of the Company’s LAK Ranch Project and for general working capital purposes.  Each unit in this placement shall consist of one share and one full share purchase warrant.  Each full share purchase warrant may be converted into a further common share in the Company at an exercise price of $0.75 in the first year and $1.15 in the second year.  Finders’ fees in accordance with TSX Venture Exchange policy will be paid on this private placement.

The Company is also pleased to announce the granting of 500,000 incentive stock options under the Company approved stock option plan.  The options have a term of five years and are exercisable at $0.55 per share.

ON BEHALF OF THE BOARD

“Barry C.J. Ehrl”

Barry C.J. Ehrl

President

For further information please contact Investor Relations 1-888-756-0066 or (604)-331-1757

Website: http://www.derekenergy.com/

Corporate E-Mail: info@derekenergy.com

Investor RelationsE-Mail: invest@derekenergy.com

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

This document includes forward- looking statements.  Forward-looking statements include, but are not limited to, the continued advancement of Derek Oil and Gas’s LAK Ranch project. When used in this document, the words “potential”, “plan”,”could”,”estimate”,”estimate”,”expect”, “intend”, “may”, “should”, and similar expressions are intended to be among the statements that identify forward-looking statements.  Although Derek believes that their expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements.  Important factors that could cause actual results to differ from these forward-looking statements include the potential that Derek’s LAK Ranch project will experience technological and mechanical problems, geological conditions in the reservoir may not result in commercial levels of oil and gas production, and other risks disclosed in our Form 20-F filed with the U.S. Securities and Exchange Commission.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the common shares of the Company in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under securities law of such state or jurisdiction.

Cautionary Note to U.S. Investors:  Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-30072, available from us at Suite 1201, 1111 W. Hastings Street, Vancouver, British Columbia, Canada, V6E2J3.  You can also obtain this Form 20-F from the SEC by calling 1-800-732-0330 or you may find it online at www.sec.gov or at www.sedar.com where it is filed as the Company’s Annual Information Form.